John E. Lux, Esq.	1629 K Street, Suite 300 Washington, DC 20006
Lux Law, pa	(202) 780-1000 john.lux@securities-law.info

August 28, 2018

Edward M. Kelly

Senior Counsel

Division of Corporation Finance

Office of Manufacturing and Construction

Securities and Exchange Commission

100 F Street

Washington, DC 20549

Re:	Sky440, Inc. Offering Statement on Form 1-A Amended Offering Statement on Form 1-A Filed July 26 and 27, 2018 File No. 24-10873

Dear Mr. Kelly:

On behalf of Sky440, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated August 22, 2018, relating to the above-captioned Offering Statement on Form 1-A (“Offering Statement”).

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in italics and provided the Company’s response to each comment immediately thereafter.

Offering Statement on Form 1-A filed July 26, 2018 and Amended Offering Statement on Form 1-A filed July 27, 2018

General

1.	It appears that you are no longer incorporated in Nevada. Please update your disclosures and appropriate exhibits.

This information has been updated in the disclosure and the exhibits for the change in domicile has been added. The information on the Nevada anti-takeover provisions has been deleted. The Delaware articles are in the Exhibits.

2.	We note that your subscription agreement includes an exclusive forum provision. Please revise your offering statement to include disclosure of the exclusive forum provision in your subscription agreement.

This provision has been deleted from the subscription agreement.

Offering Statement on Form 1-A filed July 26, 2018 and Amended Offering Statement filed on July 27, 2018

Risk Factors

We must successfully identify and evaluate planned acquisition targets and integrate acquisitions, page 6

3.	Please expand the disclosures in your filing to discuss any acquisitions that are probable or have occurred. In addition, please tell us your consideration of the guidance in Rules 8-04 and 8-05 of Regulation S-X as it relates to either of these types of acquisitions.

The following has been added to the document on page 6 at the end of the risk factor entitled “We must successfully identify and evaluate planned acquisition targets and integrate acquisitions.”

As of the date of this filing, the company does not have any acquisitions that are probable or have occurred.

The Company and its management acknowledges that they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (727) 656-5504 with any questions.

Sincerely,

/s/ John E. Lux

John E. Lux, Esq.